MMHH&H

 Moritt Hock Hamroff & Horowitz LLP

ATTORNEYS AT LAW

400 Garden City Plaza, Garden City, New York 11530

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(516) 873-2000   Fax (516) 873-2010

website www.moritthock.com

Nancy Brenner, Esq.

nbrenner@moritthock.com

August 3, 2006

Ms. Angela Halac

Staff Accountant

Mail Stop 3561

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Response of Hampton’s Luxury Homes, Inc. to Comment Letter

to Quarterly Report on Form 10-QSB for the fiscal quarter ended

March 31, 2006 filed May 15, 2006 ("10-QSB") and Current Report on Form 8-K filed April 14, 2006 ("8-K") (File No. 000-49993)

Dear Ms. Halac:

We are counsel to Hampton’s Luxury Homes, Inc. (the "Company").  We hereby submit on behalf of the Company, a response to the letter of comment dated July 17, 2006 from the Division of Corporation Finance to the Company's Form 10-QSB and 8-K filed with the Securities and Exchange Commission (the "Commission") on May 15, 2006 and April 14, 2006, respectively.   Our responses are numbered to correspond to the Commission's comments and are filed in conjunction with the Form 10-QSB/A which amends the 10-QSB and the 8-K/A which further amends the 8-K.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3.  Controls and Procedures, page 13

1.

Please revise your disclaimer to state whether your disclosure controls and procedures are "effective" in accordance with Item 307 of Regulation S-B.

Ms. Angela Halac

August 3, 2006

The second sentence of Item 3 has been revised to state "Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Report, the Company’s disclosure controls and procedures were effective to provide that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed and summarized and reported within the time periods required."

Certification Pursuant to Section 302, Exhibits 31.1 and 31.2

1.

The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered.  Item 60(b)(31) states that the certification must be provided exactly as stated therein.  We note multiple differences between the language of your certification and the language that is required.  Please revise your certification accordingly.

We have revised the language of the Section 302 Certificates of the Company's Principal Executive Officer and Principal Financial Officer (filed as Exhibits 31.1 and 31.2 to the 10-QSB) to conform exactly to the language of the 302 certification stated in Regulation SB, Item 601(b)(31).

Form 8-K Filed April 14, 2006

Unaudited Pro Forma Condensed Financial Statements

2.

Please revise the pro forma financial statements to provide disclosure of the pro forma adjustments in accordance with Article 11-02 of Regulation S-X.

We have provided the pro forma adjustments.

3.

It appears from your disclosure that the transaction with Telemark, Inc. occurred on April 7, 2006, therefore a pro forma statement of operations should be presented for the latest fiscal year and subsequent interim period in accordance with Article 11-01 of Regulation S-X.  Please revise.

We have provided a pro forma statement of operations for the quarter ended March 31, 2006.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Angela Halac

August 3, 2006

Please direct any questions or comments concerning this response to Nancy Brenner at (516) 873-2000.

Sincerely,

/s/ Nancy Brenner

Nancy Brenner

NB/clh

cc:

Roy Dalene

Frank Dalene